Exhibit 99.2

GEAC COMPUTER CORPORATION LIMITED

NOTICE AND MANAGEMENT PROXY CIRCULAR

FOR THE 2005 ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD AT

The Design Exchange, Trading Floor

234 Bay Street, Toronto-Dominion Centre

Toronto, Ontario

Tuesday, September 13, 2005

10:00 a.m. (Toronto time)

GEAC COMPUTER CORPORATION LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD TUESDAY, SEPTEMBER 13, 2005

Notice is hereby given that the Annual Meeting of Shareholders of Geac Computer Corporation Limited (the “Corporation”) will be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario, on Tuesday, September 13, 2005, at 10:00 a.m. (Toronto time) (the “Meeting”) for the following purposes:

1.                                       to receive the annual report of the Corporation, which contains the audited comparative consolidated financial statements of the Corporation as at and for the fiscal year ended April 30, 2005, and the report of the auditors thereon;

2.             to elect the directors of the Corporation;

3.                                       to reappoint auditors of the Corporation and to authorize the Board of Directors to fix the auditors’ remuneration;  and

4.                                       to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting or any adjournment thereof are set forth in the Management Proxy Circular accompanying this Notice of Meeting.

All shareholders are invited to attend the Meeting. Registered shareholders who are unable to be present in person at the Meeting are requested to complete, date and sign the enclosed form of proxy and return it in the enclosed envelope or otherwise to the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number 416.263.9524 or toll-free fax number 1.866.249.7775. Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof (the “Deposit Deadline”). The Corporation may waive compliance with the preceding sentence and accept proxies deposited after the Deposit Deadline but before the commencement of the Meeting or any adjournment thereof.

Dated at Toronto, Ontario, the 4th day of August, 2005.

By Order of the Board of Directors

Craig C. Thorburn

Corporate Secretary

GEAC COMPUTER CORPORATION LIMITED

MANAGEMENT PROXY CIRCULAR

for the Annual Meeting of Shareholders

Tuesday, September 13, 2005

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Geac Computer Corporation Limited (the “Corporation”) for use at the annual meeting of the holders of common shares (the “Common Shares”) of the Corporation to be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario, on Tuesday, September 13, 2005, at 10:00 a.m. (Toronto time) (the “Meeting”) or any adjournment thereof for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders of the Corporation (the “Notice of Meeting”). The solicitation will be made primarily by mail, but proxies may be solicited personally or by telephone by directors, officers or employees of the Corporation without special compensation, or by the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada (“Computershare”), at nominal cost. The Corporation has also retained Georgeson Shareholder Communications Canada Inc. (“Georgeson”) pursuant to an agreement between Georgeson and the Corporation, on Georgeson’s standard terms, to assist in the solicitation of proxies from the shareholders of the Corporation for the Meeting. These standard terms include a fee to be borne by the Corporation of Cdn.$35,000 plus Cdn.$6 for each inbound or outbound call that Georgeson services relating to the solicitation of proxies. The Corporation may retain, and pay a fee to, one or more additional professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation.

All currency references in this Circular are in United States dollars unless otherwise indicated.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are directors or officers of the Corporation. A shareholder has the right to appoint as his or her proxyholder some other person (who need not be a shareholder of the Corporation) to attend and to act on his or her behalf at the Meeting or at any adjournment thereof. A shareholder may exercise this right by inserting the name of the shareholder’s chosen proxy in the blank space provided in the proxy or by completing another proper form of proxy. In the case of registered shareholders, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to Computershare, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number 416.263.9524 or toll-free fax number 1.866.249.7775. In the case of non-registered shareholders who receive these materials through their broker or other intermediary, shareholders should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary. To be valid, a proxy must be received by Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof (the “Deposit Deadline”). The Corporation may waive compliance with the preceding sentence and accept proxies deposited after the Deposit Deadline but before the commencement of the Meeting or any adjournment thereof.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, at the registered office of the Corporation at 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8 (Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting, or, in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

Voting of Proxies

On any vote that may be called for, the Common Shares of the Corporation represented by a properly executed proxy given in favour of the person(s) named in the enclosed form of proxy will be voted for, voted against or withheld from voting, in accordance with the specifications made therein. If no choice is specified in the proxy, the person designated in the accompanying form of proxy will vote in favour of all matters to be acted upon as set out in this Circular and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy confers discretionary authority upon the person(s) named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or other matters which are not now known to management should properly come before the Meeting, the Common Shares represented by properly executed proxies given in favour of the persons designated by management of the Corporation in the enclosed proxy form will be voted on such matters pursuant to such discretionary authority.

Record Date and Voting Shares

The Board of Directors has fixed Friday, July 15, 2005 as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and vote at the Meeting. Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such shareholder’s name at that date on each matter to be acted on at the Meeting.

As at July 15, 2005, the Corporation had 86,643,451 Common Shares outstanding, each carrying the right to one vote per share. A simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, as at July 15, 2005, no person beneficially owns directly or indirectly, or exercises control or direction over, 10% or more of the voting rights attached to the outstanding Common Shares of the Corporation.

Questions and Further Assistance

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder Communications Canada Inc., the Corporation’s proxy solicitation agent, at:

100 University Avenue

11th Floor, South Tower

Toronto, Ontario M5J 2Y1

North American Toll Free Number: 1-866-765-7561

MATTERS TO BE ACTED UPON AT THE MEETING

1. ELECTION OF DIRECTORS

The articles of the Corporation provide for a Board of Directors consisting of a minimum of three and a maximum of fifteen directors. At the Meeting, the shareholders will be asked to elect as directors of the Corporation the eight nominees listed herein to serve for a term expiring at the next annual meeting of shareholders, unless such director resigns or is removed, or his office is otherwise vacated, in accordance with the Canada Business Corporations Act.

The following tables set out the name of each person to be nominated for election as a director of the Corporation together with certain background information relating to such person. Each of the nominees for election to the Board of Directors, with the exception of Charles S. Jones who serves as the Corporation’s President and Chief Executive Officer, is independent under applicable securities and exchange rules and regulations.

Nominees for Election to the Board of Directors

Thomas I.A. Allen, Q.C.

Toronto, Ontario, Canada

Director Since                                     September 1999

FY2005 Meeting Attendance                               96%

Common Shareholdings(1)                                  4,000

Deferred Share Units Held(2)                            16,000

Geac Board Committees(3):

Audit Committee

Chairman, Corporate Governance and Nominating Committee

Principal Occupation:

Senior Partner, Ogilvy Renault (law firm)

Recent Business Experience:

Mr. Allen is the past Chairman of the Accounting Standards Oversight Council of Canada and is a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada.

Other Directorships:(4)

Bema Gold Corporation, YM Biosciences Inc., Middlefield Bancorp Limited, Mundoro Mining Inc.

David Friend

Boston, Massachusetts, U.S.A.

Director Since                                         October 2001

FY2005 Meeting Attendance                               87%

Common Shareholdings                                    10,000

Deferred Share Units Held                                16,000

Geac Board Committees:

Corporate Governance and Nominating Committee

Principal Occupation:

President and Chief Executive Officer, Carbonite, Inc. (technology company)

Recent Business Experience:

Mr. Friend is an active venture investor and is the Chairman of Sonexis, Inc. (“Sonexis”), a telecommunications software and platform provider, a company he founded in June 1999. Prior to founding Sonexis, he was the co-founder of FaxNet Corporation (“FaxNet”), a supplier of messaging services to the telecommunications industry, where he served from January 1995 to May 1999.

Other Directorships:

Sonexis (Chairman), HealthGate Data Systems, Inc.

C. Kent Jespersen

Calgary, Alberta, Canada

Director Since                                         October 2001

FY2005 Meeting Attendance                             100%

Common Shareholdings                                    21,080

Deferred Share Units Held                                16,000

Geac Board Committees:

Audit Committee

Human Resources and Compensation Committee

Principal Occupation:

Chairman, La Jolla Resources International Ltd. (business advisory and investment company)

Recent Business Experience:

Mr. Jespersen has served as the Chairman of the Corporation’s Board of Directors since July 2003. Mr. Jespersen has been the Chairman of La Jolla Resources International Ltd., an international business advisory and investment company, since 1998.

Other Directorships:

CCR Technologies Inc. (Chairman), Matrikon, Inc., Axia Netmedia Corporation, Telesystem International Wireless Inc., TransAlta Corporation.

Charles S. Jones Bedford Hills, New York, U.S.A. Director Since September 1997 FY2005 Meeting Attendance 100% Common Shareholdings 130,567 Deferred Share Units Held 0 Geac Board Committees: None

Principal Occupation:

President and Chief Executive Officer of the Corporation

Recent Business Experience:

Mr. Jones served as Chairman of the Corporation’s Board of Directors from November 2000 until July 2003. Mr. Jones was appointed the President and Chief Executive Officer of the Corporation in July 2003. Mr. Jones was the Chairman and co-founder of First Funding Corporation, an investment firm based in Stamford, Connecticut, where he had worked since 1984.

Pierre MacDonald

Verdun, Quebec, Canada

Director Since                                     September 1999

FY2005 Meeting Attendance                             100%

Common Shareholdings                                      1,950

Deferred Share Units Held                                16,000

Geac Board Committees:

Audit Committee

Chairman, Human Resources and Compensation Committee

Principal Occupation:

Chairman, Eurocopter Canada Limited (helicopter manufacturing company)

Recent Business Experience:

Since March 1995, Mr. MacDonald has served as Chairman and Chief Executive Officer of MacD Consult Inc., a group of consultants in international finance and marketing. From May 2000 to July 2005, Mr. MacDonald served as the Vice-Chairman of the board of directors of the Export Development Corporation, a Crown corporation that operates as a financial institution devoted exclusively to providing trade finance services in support of Canadian exporters and investors in up to 200 countries. Mr. MacDonald began serving as a director of the Export Development Corporation in August 1995.

Other Directorships: (5)

MacD Consult Inc. (Chairman), Æterna Zentaris Inc., AIM Trimark Canada Fund Inc., AIM Trimark Global Fund Inc.

Michael D. Marvin

Delmar, New York, U.S.A.

Director Since                                          August 2001

FY2005 Meeting Attendance                               97%

Common Shareholdings                                    78,000

Deferred Share Units Held                                16,000

Geac Board Committees:

Human Resources and Compensation Committee

Principal Occupation:

Chairman Emeritus, MapInfo Corporation (software technology company)

Recent Business Experience:

Mr. Marvin is the founder and Chairman Emeritus of MapInfo Corporation (“MapInfo”), a software technology company specializing in location based solutions and services that help businesses better understand their customers and markets. Mr. Marvin was the Chairman of MapInfo from 1992 until January 2001.

Other Directorships:

A number of privately held technology companies.

William G. Nelson

Bala Cynwyd, Pennsylvania, U.S.A.

Director Since                                     September 1988

FY2005 Meeting Attendance                             100%

Common Shareholdings                               1,805,000

Deferred Share Units Held                                16,000

Geac Board Committees:

Audit Committee

Corporate Governance and Nominating Committee

Principal Occupation:

Private investor

Recent Business Experience:

Mr. Nelson served as Chairman of the Corporation’s Board of Directors from June 1996 to October 2000, and as the Corporation’s President and Chief Executive Officer from September 1996 to April 1999. Mr. Nelson has served as Chief Executive Officer of Clarendon Capital Inc., an investment banking and consulting firm, since June 1995. Mr. Nelson has been the Chairman of the board of directors of Harris Business Group, Inc. since 1990 and the Chairman of the board of directors of Repository Technologies, Inc., a computer software company, since 1999.

Other Directorships:

Harris Business Group Inc. (Chairman), Repository Technologies, Inc. (Chairman), Manugistics Group, Inc., HealthGate Data Corp., Catalyst International Inc.

Robert L. Sillcox

King City, Ontario, Canada

Director Since                                          August 2001

FY2005 Meeting Attendance                             100%

Common Shareholdings                                      5,000

Deferred Share Units Held                                16,000

Geac Board Committees:

Chairman, Audit Committee

Corporate Governance and Nominating Committee

Principal Occupation:

Retired investment executive

Recent Business Experience:

Mr. Sillcox served as the Chairman of Quant Investment Strategies Inc., an investment firm specializing in providing quantitative investment strategies to institutions, from 1998, when he co-founded the firm, through 2005.

Other Directorships:

Glenmount International, L.P.I., HelpCaster Technologies Inc.

NOTES:

(1)           “Common Shareholdings” indicates the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by each proposed director and does not include Common Shares issuable upon exercise of options.

(2)           Deferred Share Units represent, at the option of the Corporation, the right to receive a common share of the Corporation purchased by a broker in the open market at the relevant time with funds supplied by the Corporation or a cash payment equal to the fair market value of a common share at the relevant time as further described under the “Compensation of Directors” heading below.

(3)           The Corporation does not have an executive committee of the Board of Directors to which the powers of the Board have been delegated.

(4)           By press release dated February 1, 2005 Unisphere Waste Conversion Ltd. (“Unisphere”), a company listed on the TSX Venture Exchange, indicated it was presently unable to make its current payments or pay off any indebtedness and that discussions with secured debenture holders of Unisphere were ongoing. Unisphere’s wholly-owned subsidiary, Unisphere Tire Recycling Inc., filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 9, 2005, Mr. Allen resigned as a director and secretary of Unisphere. Effective February 14, 2005 trading in the shares of Unisphere was suspended by the TSX Venture Exchange due to the failure to maintain exchange requirements, as Unisphere had less than three directors. Subsequently, on February 25, 2005, Unisphere itself filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada)..

(5)           Mr. MacDonald served as a director of Slater Steel Inc. (“SSI”), a manufacturer of specialty steel products, from February 1998 to August 2004. SSI and its subsidiaries filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) and under Chapter 11 of the U.S. Bankruptcy Code on June 2, 2003 and have conducted an orderly wind-down.

In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote for each of the proposed nominees whose names are set forth above, each of whom has been a director since the date indicated above below the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but, if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

2. APPOINTMENT OF AUDITORS

In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP (“PwC”) as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors. The resolution appointing the auditors must be approved by a majority of the votes cast by the holders of the Common Shares present or represented by proxy at the Meeting.

The aggregate fees billed in respect of each of the last two fiscal years for professional services rendered by PwC are as follows (in thousands of U.S. dollars):

	Fiscal Year Ended April 30, 2005	Fiscal Year Ended April 30, 2004
Audit Fees(1)	$2,543	$2,455
Audit-Related Fees(2)	$88	$—
Tax Fees(3)	$597	$817
All Other Fees(4)	$—	$—

NOTES:

(1)           “Audit Fees” consist of fees billed by PwC for professional services rendered for the audit of the Corporation’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2)           “Audit-Related Fees” consist of fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”. These services included due diligence reviews in connection with acquisitions, research of accounting and audit-related issues, miscellaneous assurance services, Sarbanes-Oxley advisory services, internal control reviews and audits of the Corporation’s various employee benefit plans.

(3)           “Tax Fees” consist of fees billed by PwC for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns, assistance regarding income, capital, VAT, excise and sales tax audits and expatriate tax services.

(4)           “All Other Fees” consist of fees billed by PwC for products and services other than Audit Fees, Audit-Related Fees and Tax Fees.

No fees were paid to PwC in the fiscal year ended April 30, 2005 under a de minimis exception to the requirement that the Corporation’s Audit Committee pre-approve the provision of certain audit-related, tax and other services by its independent auditors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and any of the Corporation’s subsidiaries for the fiscal years ended April 30, 2005, 2004 and 2003 by the Corporation’s Chief Executive Officer, Chief Financial Officer and the Corporation’s other three most highly compensated executive officers for the fiscal year ended April 30, 2005 (collectively, the “Named Executive Officers”).

		Annual Compensation(1)			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARS Granted	Shares or Units Subject to Resale Restrictions	LTIP Payouts	All Other Compensation
		($)	($)	($)(2)	(#)	(Cdn.$)(3)	(Cdn.$)	($)
Charles S. Jones(4) President and Chief Executive Officer	2005 2004 2003	489,152 436,390 275,000	725,000 575,000(7) 400,000	— — —	nil 240,000 nil	3,126,000(5) nil nil	937,333(6) nil nil	nil nil nil
Donna de Winter(8) Chief Financial Officer	2005 2004 2003	234,870 138,352 nil	151,315 178,723(10) nil	— — —	nil 175,000 nil	833,600(9) nil nil	nil nil nil	nil nil nil
Timothy J. Wright(11) Chief Executive, EMEA and Asia-Pacific, and Chief Technology Officer	2005 2004 2003	300,000 255,000 85,532	493,260(10) 258,183(10) 55,313	— — —	nil 100,000 300,000	833,600(9) nil nil	nil nil nil	nil nil nil
Jeffrey M. Snider(12) Senior Vice President and General Counsel	2005 2004 2003	275,000 186,698 nil	197,775(10) 194,996(10) nil	— — —	nil 300,000 nil	833,600(9) nil nil	nil nil nil	nil nil nil
James J. McDevitt Vice President, and General Manager, Industry Specific Applications	2005 2004 2003	240,000 240,000 90,000	220,470(10) 208,006(10) 71,416	— — —	nil nil 100,000	729,400(13) nil nil	nil nil nil	nil nil nil

NOTES:

(1)                                  Compensation amounts expressed in U.S. dollars using the average exchange rate for the applicable fiscal year.

(2)           No disclosure is provided with respect to perquisites and other personal benefits provided to a Named Executive Officer by the Corporation, the aggregate cost of which does not exceed the lesser of Cdn.$50,000 or 10% of the total of the annual salary and bonus for such Named Executive Officer.

(3)           Amounts shown represent Restricted Share Units (“RSUs”), valued as of April 30, 2005. The total number of RSUs outstanding as at April 30, 2005 was 1,358,250, with an aggregate value, based on the share price as at April 30, 2005, of Cdn.$14,152,965. To the extent that dividends are paid on the

Common Shares, additional RSUs will be credited to each participating employee’s account on the basis of the fair market value of the Common Shares at the time.

(4)           Mr. Jones became the President and Chief Executive Officer of the Corporation in July 2003. From December 2001 through July 2003 he served as the Executive Chairman of the Board.

(5)                                  300,000 RSUs vest as to 20% on November 1, 2005, 30% on November 1, 2006 and 50% on November 1, 2007.

(6)                                  This amount represents a Special Bonus received pursuant to Mr. Jones’ employment agreement summarized below.

(7)           The Board of Directors approved a bonus for Mr. Jones for fiscal year 2004 in the amount of $690,000. However, Mr. Jones opted to accept only $575,000 of that bonus.

(8)                                  Ms. de Winter was appointed Chief Financial Officer of the Corporation on November 4, 2003.

(9)                                  80,000 RSUs vest as to 20% on November 1, 2005, 30% on November 1, 2006 and 50% on November 1, 2007.

(10)         Bonus amounts include gross-up payments related to the purchase of shares by the Named Executive Officer in accordance with the terms of the Corporation’s bonus plan.

(11)         Mr. Wright became the Chief Technology Officer and Chief Information Officer of the Corporation on January 6, 2003. Mr. Wright was appointed Chief Executive, EMEA and Asia-Pacific on May 4, 2004 and continued in his role as Chief Technology Officer.

(12)                            Mr. Snider was appointed Senior Vice President and General Counsel on July 31, 2003.

(13)                            70,000 RSUs vest as to 20% on November 1, 2005, 30% on November 1, 2006 and 50% on November 1, 2007.

Option and SAR Reporting

The following table sets forth options to purchase or acquire Common Shares granted during the fiscal year ended April 30, 2005 to each of the Named Executive Officers:

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Market Value of Securities underlying Options on the Date of Grant	Expiration Date
	(#)		(Cdn.$/Share)	(Cdn.$/Share)
Charles S. Jones	nil	nil	N/A	N/A	N/A
Donna de Winter	nil	nil	N/A	N/A	N/A
Timothy J. Wright	nil	nil	N/A	N/A	N/A
Jeffrey M. Snider	nil	nil	N/A	N/A	N/A
James J. McDevitt	nil	nil	N/A	N/A	N/A

Aggregated Option Exercises during the most recently completed Fiscal Year and Fiscal Year-End Option Values

The following table sets out information concerning the exercise of options by the Named Executive Officers during the year ended April 30, 2005 and the value of unexercised options held by the Named Executive Officers as at April 30, 2005:

	Securities	Aggregate	Unexercised Options at April 30, 2005(1)		Value of Unexercised in-the- Money Options at April 30, 2005(2)
Name	Acquired on Exercise	Value Realized	(#) Exercisable	(#) Unexercisable	(Cdn.$) Exercisable	(Cdn.$) Unexercisable
	(#)	(Cdn.$)
Charles S. Jones	nil	N/A	693,000	180,000	2,652,000	666,000
Donna de Winter	nil	N/A	43,750	131,250	183,688	551,063
Timothy J. Wright	nil	N/A	175,000	225,000	1,003,000	1,188,000
Jeffrey M. Snider	75,000	274,305	0	225,000	N/A	1,217,250
James J. McDevitt	nil	N/A	50,000	50,000	309,000	309,000

NOTES:

(1)           The following table sets out the exercise price of the exercisable and unexercisable options held by each of the Named Executive Officers as at April 30, 2005:

	Exercisable Options at April 30, 2005		Unexercisable Options at April 30, 2005
Name	Number	Exercise Price	Number	Exercise Price
		Cdn.$		Cdn.$
Charles S. Jones	60,000	$6.72	180,000	$6.72
	7,000	$41.25
	26,000	$29.25
	600,000	$6.37
Donna de Winter	18,750	$5.01	56,250	$5.01
	25,000	$7.13	75,000	$7.13
Timothy J. Wright	150,000	$4.35	150,000	$4.35
	25,000	$6.72	75,000	$6.72
Jeffrey M. Snider	0	N/A	225,000	$5.01
James J. McDevitt	50,000	$4.24	50,000	$4.24

(2)           The value of the unexercised options is based on the difference between the exercise price and the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on April 29, 2005 of Cdn.$10.42.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Mr. Craig C. Thorburn, the Corporation’s Senior Vice President, Mergers & Acquisitions, and Corporate Secretary, is a partner of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2800, Commerce Court West, Toronto, Ontario, a law firm which provides legal services to the Corporation at the firm’s customary rates. The Corporation paid Blake, Cassels & Graydon LLP a total of Cdn.$2,070,000 in fiscal 2003, $1,420,000 in fiscal 2004 and Cdn.$955,000 in fiscal 2005 for legal services.

EMPLOYMENT CONTRACTS

Charles S. Jones

The Corporation has entered into an employment agreement with Charles S. Jones, President and Chief Executive Officer, setting forth his remuneration, including salary, annual performance bonus, stock options, benefits, vacation entitlement and car allowance. The agreement with Mr. Jones provides for an annual salary of $460,000 and an annual bonus of up to 100% of his base salary (the “Target Bonus”) based upon achievement of certain performance objectives determined by the Board of Directors. The Target Bonus may be exceeded for superior achievement as determined by the Board of Directors. In addition, Mr. Jones may receive three additional one-time special bonuses (each a “Special Bonus”) should the closing price of the Common Shares on the TSX exceed Cdn.$8.00, Cdn.$12.00 or Cdn.$15.00 for at least ten consecutive trading days between May 1, 2004 and July 18, 2006. The Special Bonus payable in respect of the Cdn.$8.00 closing price threshold is Cdn.$560,000 (increased by an additional payment of Cdn.$377,333 if Mr. Jones purchases Common Shares in the open market with the proceeds of the Special Bonus). This Special Bonus was paid to Mr. Jones during fiscal year 2005 and he elected to purchase Common Shares in the open market with the proceeds. Similarly, the Special Bonus payable in respect of the Cdn.$12.00 closing price threshold is Cdn.$840,000 (increased by Cdn.$560,000 in the case of an open market purchase with the proceeds) and the Special Bonus payable in respect of the Cdn.$15.00 closing price threshold is Cdn.$1,000,000 (increased by Cdn.$750,000 in the case of an open market purchase with the proceeds). At a meeting of the Board of Directors held on February 3, 2005, the Directors resolved to increase Mr. Jones’ annual base salary to $497,000 and to retain his bonus target at 100% with retroactive effect to July 2004.

In the event that Mr. Jones’ employment is terminated at any time for any reason other than cause, he will be entitled to receive (i) a lump sum payment equal to one and one-half years of his then-current base salary and Target Bonus and (ii) one year’s acceleration of his unvested stock options and RSUs. In the event that, in connection with a change of control, the Company terminates Mr. Jones’s employment without cause or he resigns, he will receive (i) a lump sum payment equal to three times the aggregate of his then-current base salary and the amount of the last annual bonus paid to him and (ii) acceleration of all his unvested stock options and RSUs. In either case, Mr. Jones will also be entitled to continuing medical insurance for up to two years.

Donna de Winter

The Corporation has entered into an employment agreement with Donna de Winter, Chief Financial Officer, setting forth her remuneration, including salary, annual performance bonus, stock options, benefits and vacation entitlement.  The agreement with Ms. de Winter provides for an annual salary of Cdn.$250,000 and an annual target bonus of Cdn. $150,000, subject to the terms of the Corporation’s executive bonus plan. In fiscal year 2005, Ms. De Winter’s annual salary increased to Cdn.$300,000.

The agreement with Ms. de Winter provides that, in the event that Ms. de Winter’s employment is terminated at any time for any reason other than cause, she will be entitled to receive a lump sum cash payment equal to (a) her base salary for the preceding year plus (b) either (i) the average of the annual bonuses paid or payable in the three preceding years or (ii) if she is employed less than three years, the average of the annual bonuses paid or payable during her years of employment (the “de Winter Termination Payment”). In addition, Ms. de Winter will be entitled to benefit continuation for twelve months, with limited exceptions. In the event of a change of control and a change affecting Ms. de Winter’s employment within twelve months of a change in control, Ms. de Winter may elect to resign from the Corporation and will receive, upon such resignation, the de Winter Termination Payment and benefit continuation for twelve months.

Timothy J. Wright

The Corporation has entered into an employment agreement with Timothy J. Wright, Senior Vice President, Chief Technology Officer and Chief Information Officer (as of April 30, 2004), setting forth his remuneration, including salary, annual performance bonus, stock options, benefits and vacation entitlement.  Mr. Wright receives, with respect to his responsibilities as Chief Technology Officer, an annual salary of $250,000.  Mr. Wright also serves as Chief Executive, EMEA and Asia Pacific and receives for these responsibilities an annual bonus of $150,000. In addition, Mr. Wright has an annual target bonus of $250,000, subject to the Corporation’s executive bonus plan, associated with these roles.

The agreement with Mr. Wright provides that in the event that Mr. Wright’s employment is terminated at any time for any reason other than cause, he will be entitled to receive a lump sum cash payment (the “Wright Termination Payment”) in an amount equal to, at his option, (i) his base salary for the preceding year or (ii) his base salary for the preceding calendar month multiplied by twelve. In the event of a change in control and a change affecting Mr. Wright’s employment within twelve months of a change in control, Mr. Wright may elect to resign from the Corporation and will receive, upon his resignation, the Wright Termination Payment, and all unvested stock options previously granted to Mr. Wright will become fully vested, and Mr. Wright will have the right to exercise those options for a period of twelve months from the date of resignation (provided that in no event will the period during which Mr. Wright may exercise such options exceed the option period of ten years). In either case, Mr. Wright will also be entitled to benefit continuation for twelve months.

Jeffrey M. Snider

The Corporation has entered into an employment agreement with Jeffrey M. Snider, Senior Vice President, and General Counsel of the Corporation, setting forth his remuneration, including salary, annual performance bonus, stock options, benefits and vacation entitlement. The agreement with Mr. Snider provides for an annual salary of $250,000 and an annual target bonus of $150,000, subject to the Corporation’s executive bonus plan. In fiscal year 2005, Mr. Snider’s annual salary increased to $275,000.

The agreement with Mr. Snider provides that, in the event that Mr. Snider’s employment is terminated at any time for any reason other than cause, he will be entitled to receive a lump sum cash payment (the “Snider Termination Payment”) in an amount equal to, at his option, (i) his base salary for the preceding year or (ii) his base salary for the preceding calendar month multiplied by twelve. In the event of a change in control and a change affecting Mr. Snider’s employment within twelve months of a change in control, Mr. Snider may elect to resign from the Corporation and will receive, upon his resignation, the Snider Termination Payment, and all unvested stock options previously granted to Mr. Snider will become fully vested, and Mr. Snider will have the right to exercise those options for a period of twelve months from the date of resignation (provided that in no event will the period during which Mr. Snider may exercise such options exceed the option period of ten years). In either case, Mr. Snider will also be entitled to benefit continuation for twelve months.

James J. McDevitt

The Corporation has entered into an employment agreement with James J. McDevitt, Vice President, and General Manager, Industry Specific Applications, setting forth his remuneration, including salary, annual performance bonus, stock options, benefits and vacation entitlement. Mr. McDevitt receives an annual salary of $240,000 and has an annual target bonus of $120,000, subject to the Corporation’s executive bonus plan.

In the event that Mr. McDevitt’s employment is terminated at any time for any reason other than cause, he will be entitled to receive severance in accordance with Geac’s then-current policy, subject to a minimum of six month’s salary continuation.

COMPOSITION OF THE HUMAN RESOURCES AND

COMPENSATION COMMITTEE

The current members of the Human Resources and Compensation Committee are C. Kent Jespersen, Pierre MacDonald and Michael D. Marvin. Mr. MacDonald is the Chairman of the Committee. Mr. Jespersen is the non-executive Chairman of the Board of Directors. Neither of Messrs. MacDonald or Marvin has been an officer or employee of the Corporation or any of its subsidiaries. None of the current members of the

Committee has (1) been indebted to the Corporation or (2) had a material interest in any transaction with Geac that was required to be disclosed under applicable securities laws.

REPORT ON EXECUTIVE COMPENSATION

The Corporation’s executive compensation program is administered by the Human Resources and Compensation Committee, which has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the remuneration of executive officers of the Corporation. The Human Resources and Compensation Committee also evaluates the performance of the Corporation’s executive officers, administers the Corporation’s performance-based incentive compensation plans and participates in recommendations to the Board on stock options and RSUs granted under the Corporation’s equity incentive plans. The guiding philosophy of the Committee in the determination of executive compensation is pay-for-performance and the need to provide a total compensation package that will attract and retain qualified and experienced executives.

The Corporation’s compensation policy is structured to support the business strategy and the organizational bottom-line culture of the Corporation, and to reflect the compensation policies of the industry in which the Corporation competes. Under the Corporation’s compensation policy, each executive officer’s main compensation is typically comprised of a salary, a performance-based incentive payment and long-term equity incentives with the overall package heavily weighted to the incentive-based elements. The Corporation has retained compensation consultants to review the Corporation’s executive compensation program and to make recommendations to ensure that the Corporation has in place compensation plans that are in accordance with industry standards.

Salaries for executive officers are reviewed annually and are based on individual performance, responsibility and experience to ensure that they reflect the proven or expected contribution of each executive officer. Salaries are believed to be market-competitive based on the size of the Corporation, the geographic location of the executive offices and as compared to companies in related industries. Long-term equity incentive grants are based primarily on competitive norms for the position and individual performance, with the level and terms of existing equity incentives a factor that is considered in determining the grant level.

Performance-based incentive payments and long-term equity incentives have two main purposes. From the shareholders’ perspective, performance-based incentive payments and long-term equity incentives are an opportunity to influence the calibre of talent that will be attracted to the Corporation and to focus the executive officers’ attention on the success factors of the business that ultimately determine the value of the Corporation. From the executive officers’ perspective, the incentives are an opportunity to receive above-average rewards for above-average performance and to build personal capital in an investment that he or she can influence.

The Corporation’s performance-based incentive payments are generally determined depending upon the revenues and profits of the Corporation or, for officers of the Corporation’s operating subsidiaries, on the revenues and profits of the profit centre, division or region for which they are responsible. The performance-based incentive, which includes a minimum performance threshold and an upper payout limit, is reviewed and set annually. In varying degrees this system is applied throughout the Corporation. Under the incentive compensation scheme for executive officers, and other managers, generally, approximately 75% of the incentive compensation is fixed against established performance criteria (income, license revenues and profits), while approximately 25% is based on achievement of each individual’s assigned key change elements.

The goal for the bonus plan for the fiscal year ended April 30, 2005 was to: (i) provide competitive total cash compensation for achievement of budget; (ii) provide strong upside performance potential balanced by corresponding downside risk; (iii) focus on achievement of financials and key change initiatives; and (iv) to encourage senior management to think and act like owners of the business by increasing executive ownership levels. For fiscal year 2005, the “performance focus” of the bonus plan was significantly increased, the focus on financials reduced and personal objectives linked to the key change initiatives. At 100% of targeted levels, 100% of target bonus was paid. At 90% of targeted levels 50% of the on-target bonus was paid, below 90% no bonus was paid and performance in excess of targeted levels was rewarded with an escalating percentage of on-target bonus depending on the level of over-achievement, up to a maximum payout of 200% of targeted levels. In order to increase levels of executive ownership, executives may elect to use up to 30% of bonus payments to purchase Common Shares of the Corporation on a pre-tax basis.

To link further the interests of the option holders with those of the shareholders, long-term equity incentives are granted at 100% of market value to a significant number of officers and senior managers and a limited number of other employees. The value of the incentives is highly dependent on the success of the Corporation as reflected in the Common Share price and the options directly compensate the holder for the return provided to shareholders over a longer period. Most of the stock options issued to date generally become vested over three or four years from the date of the grant and generally expire ten years after they are granted and most of the RSUs generally become vested from a reference date of November 1, 2004 on the first anniversary as to 20%, on the second anniversary as to an additional 30% and on the third anniversary as to the remaining 50%.

The Corporation periodically reviews its executive compensation program to ensure that it continues to meet the Corporation’s objectives.

Restricted Share Unit Plan

On September 15, 2004, the Board established a Restricted Share Unit Plan (the “RSU Plan”). Pursuant to the RSU Plan, RSUs may be issued to participating key employees of the Corporation reflecting the responsibility, commitment and risk accompanying their role in such number and at such times as the Corporation may, in its sole discretion, determine. Each vested RSU represents, at the discretion of the Corporation, the right to receive a Common Share purchased by a broker in the open market with funds supplied by the Corporation or a cash payment equal to the fair market value of a Common Share as of the relevant vesting date (subject in each case to applicable withholdings). The RSU Plan therefore does not provide any additional dilution beyond which may already potentially exist under the Corporation’s stock option plans. The RSUs are not Common Shares and do not confer any voting rights upon holders. To the extent that dividends are paid on the Common Shares of the Corporation, additional RSUs are credited to each participating employee’s account on the basis of the fair market value of Common Shares at the time.

The purpose of the RSU Plan is to (i) provide long-term incentives to senior executives of the Corporation and its subsidiaries so as to encourage the long-term retention of senior executives for the success of the Corporation, (ii) support the objectives of employee share ownership, (iii) foster a responsible balance between short-term and long-term results and (iv) build and maintain a strong spirit of performance and entrepreneurship.

Unless otherwise determined by the Corporation, if an RSU Plan participant is terminated for any reason other than by reason of disability, retirement or death, RSUs in the participant’s account (as such terms are defined in the RSU Plan) that have not yet vested are cancelled.

In fiscal year 2005, the Board granted an aggregate of 1,358,250 RSUs, all of which have been funded through open market purchases of the Corporation’s shares that are held in trust for the benefit of the RSU Plan participants.

President and Chief Executive Officer Compensation

The Board of Directors, acting through the Human Resources and Compensation Committee, retained a leading international compensation consulting firm to advise on an appropriate compensation package for Mr. Jones as President and Chief Executive Officer. The consultant developed a select comparator group for the purpose of measuring compensation levels for chief executive officers of comparable technology companies in Canada and the United States. The Board carefully considered the report and Mr. Jones’ superior performance as Chief Executive Officer, including the dramatic improvement in new license sales, earnings and share price, and determined that Mr. Jones should be provided with total direct compensation at the 75th percentile of chief executive officers of comparable companies. The consultant’s report indicated that an annual grant of 614,500 RSUs would be required to provide Mr. Jones with overall compensation at the 75th percentile based on the then-current share price. While the Human Resources and Compensation Committee unanimously resolved to recommend that the Board of Directors grant 614,500 RSUs to Mr. Jones for the fiscal year ending April 30, 2005 and an additional 614,500 RSUs for the fiscal year ending April 30, 2006 for a total of 1,229,000 RSUs, Mr. Jones indicated that he would not be prepared to accept such a grant. Consequently, Mr. Jones was awarded 300,000 RSUs in respect of the fiscal year ending on April 30, 2005 vesting 20% on November 1, 2005, an additional 30% on November 1, 2006 and the remaining 50% on November 1, 2007.

Mr. Jones’ employment contract provides for a target bonus of 100% of base salary of $460,000 and also provides for a higher level of bonus for superior achievement. At a meeting of the Board of Directors held on February 3, 2005, the directors resolved to increase Mr. Jones’ annual base salary to $497,000 and to retain his bonus target at 100% with retroactive effect to July 2004. The Human Resources and Compensation Committee established that 70% of Mr. Jones’ bonus entitlement would be based upon budget achievement and the remaining 30% of bonus entitlement would be based upon the following factors: (i) implementing an agenda for change (comprised of performance management, employee communications, competitive intelligence and sales/marketing management); (ii) challenging the management team through leadership to improve continuously the execution of vital functions; (iii) enabling strategy by broadening the skill base in the management group to develop strategy for each of the enterprises and their products; (iv) creating a work environment that permits a personal life in addition to business; and (v) seeking and achieving where possible growth through internal organic growth and strategic acquisitions. The Board of Directors considered these criteria, the Corporation’s success during fiscal year 2005 in exceeding its budget and outstanding internal organic growth, and Mr. Jones’ leadership role in these achievements, and awarded Mr. Jones a bonus in the amount of $725,000 for fiscal year 2005.

Report presented by the Human Resources and Compensation Committee:

Pierre MacDonald (Committee Chairman)

C. Kent Jespersen

Michael D. Marvin

Performance Graph

The following graph and table compare the total cumulative return for $100 invested in the Common Shares with the cumulative total return for $100 invested in the S&P/TSX Composite Index (formerly known as the TSE 300) for the five-year period ended April 30, 2005. Dividends declared are assumed to be reinvested. The Common Share performance set out in the graph does not necessarily indicate future price performance.

At April 30	2000	2001	2002	2003	2004	2005
Common Shares(1)	$100.00	$8.14	$20.00	$25.65	$38.49	$49.04
S&P/TSX Composite Index	$100.00	$39.66	$38.24	$32.87	$41.14	$46.76

NOTE:

(1)           The Corporation has not paid any dividends on its Common Shares at any time during the five (5) fiscal years ended April 30, 2005.

EQUITY COMPENSATION PLAN INFORMATION(1)

Plan Category	Number of Securities to be Issued upon Exercise of Options, Warrants and Rights (a)	Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in (a)) (c)
Equity Compensation Plans Approved by Securityholders(2)(3)(4)	6,637,936	Cdn.$	6.92	3,149,284
Equity Compensation Plans Not Approved by Securityholders(5)	13,334	Cdn.$	2.03	Nil
Total	6,651,270			3,149,284

NOTES:

(1)           See note 17 to the Geac Consolidated Financial Statements for the fiscal year ended April 30, 2005. Share data is as of April 30, 2005 unless otherwise specified.

(2)           Includes Common Shares to be issued on the exercise of options granted pursuant to Geac’s Stock Option Plan V and Geac’s Stock Option Plan VI and 2,000,000 Common Shares issuable pursuant to Geac’s 2003 Employee Share Purchase Plan.

(3)           In connection with the Extensity, Inc. (“Extensity”) acquisition in fiscal year 2003, Plan VI was amended to authorize the issuance of options to acquire up to 1,400,000 Common Shares to employees of Extensity. On March 25, 2003 options to acquire 958,320 Common Shares were granted to employees of Extensity under Plan VI, which vest over three years and expire ten years after the date of grant.

(4)           In connection with the Comshare, Incorporated (“Comshare”) acquisition in fiscal year 2004, Plan VI was amended to authorize the issuance of options to acquire up to 1,680,000 Common Shares to employees of Comshare. On September 9, 2003 options to acquire 1,535,250 Common Shares were granted to employees of Comshare under Plan VI, which vest over four years and expire ten years after the date of grant.

(5)           Two stock option plans were assumed by Geac in connection with the acquisition of Extensity. No further options will be issued under these plans. These plans are summarized as follows:

(i)                                     Extensity’s 1996 Stock Option Plan (the “1996 Plan”) provided that eligible employees, directors and consultants received options to purchase shares of Extensity’s common stock at a price generally not less than 100% of the fair value of the common stock on the date of the grant. The 1996 Plan, as amended through September 30, 2002, allowed for the issuance of options to acquire a maximum of 9,956,750 shares of Extensity’s common stock and an annual replenishment. The options granted under the 1996 Plan vested according to varying schedules determined by the Extensity board of directors and generally vested over four years and expire ten years from the date of grant. Certain of the options granted under the 1996 Plan were assumed by Geac on the acquisition of Extensity such that Geac committed to issue 35,948 Common Shares on the exercise of options granted under the 1996 Plan.

(ii)                                  Extensity’s 2000 Nonstatutory Stock Option Plan (the “2000 Plan”) under which eligible employees received options to purchase shares of Extensity’s common stock at prices generally not less than 100% of the fair value of the common stock on the date of grant for nonstatutory options. The 2000 Plan, as amended through September 30, 2002, allowed for a maximum of 4,391,133 shares of Extensity’s common stock and an annual replenishment based on a predetermined formula. Options granted under the 2000 Plan generally vested over four years and expire ten years from the date of grant. The 2000 Plan explicitly excluded officers and directors. Certain of the options granted under the 2000 Plan were assumed by Geac on the acquisition of Extensity such that Geac committed to issue 13,904 Common Shares on the exercise of options granted under the 2000 Plan.

COMPENSATION OF DIRECTORS

During the fiscal year ended April 30, 2005, the directors of the Corporation were compensated as follows. Each director who is not a salaried employee of the Corporation or any of its subsidiaries (an “Outside Director”) received an annual retainer of $25,000 for his services as a director. In connection with his responsibilities as non-executive Chairman, Mr. Jespersen received an additional annual retainer of $75,000. The Chairman of the Audit Committee received an additional annual retainer of $20,000. The Chairmen of the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee each received an additional retainer of $7,500. In addition to the annual retainer, each Outside Director received $1,500 for each meeting of the Board and Audit Committee and $1,000 for each meeting of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee attended in person or by teleconference and an additional $1,500 fee per trip if such meeting required travel “out of town”. The Corporation reimbursed the out-of-pocket expenses incurred by each director for each meeting attended.

An Outside Director who, at the request of management or of the Board, attended a meeting (other than a Board meeting or a Committee meeting) or performed services related to directors’ responsibilities for the overall stewardship of the Corporation, was compensated based on the same rates for attending Board meetings as set out above.

The Board established a Directors’ Deferred Share Unit (“DSU”) Plan in fiscal year 2004. Pursuant to the plan, units may be issued to directors who are not otherwise employees of the Corporation. Each unit represents at the option of the Corporation the right to receive a Common Share purchased by a broker in the open market with funds supplied by the Corporation or a cash payment equal to the fair market value of a common share determined at such time as the unit may be redeemed pursuant to the DSU Plan (subject in each case to applicable withholdings). The units do not confer any voting rights upon holders. To the extent that dividends are paid on the Common Shares, additional units are credited to each participating director’s account on the basis of the fair market value of Common Shares at the time. A unit may be redeemed only after a director is no longer a member of the Board of the Corporation or the board of any affiliate (provided that at such time that person is also not employed by the Corporation or any affiliate). Six thousand DSUs were issued on March 7, 2005 under the plan to each director, other than Mr. Jones.

The Board has established a guideline that strongly encourages each director to own Common Shares of the Corporation with a market value of at least $50,000 by April 30, 2007 and on an ongoing basis thereafter.  DSUs held are counted for this purpose based on the fair market value of the Common Shares underlying the units. As at August 4, 2005, each director is in compliance with this guideline.

Mr. Jones, the Corporation’s President and Chief Executive Officer, was not paid any amount in respect of his services as a director of the Corporation.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Corporation has purchased and maintains insurance for the benefit of the directors and officers of the Corporation and its subsidiaries. Such policy insures directors, officers and the Corporation (in circumstances where the Corporation is obligated to indemnify its directors and officers against certain liabilities). Directors and officers are entitled to indemnity from the Corporation for liabilities they incur in connection with their service to the Corporation, except where such liability relates to the failure by a director or officer to act honestly, in good faith and with a view to the best interests of the Corporation.

During the thirteen-month period ending October 1, 2005, the Corporation paid an aggregate premium of $1,084,961 for Directors’ and Officers’ liability insurance. No part of this premium was paid by the directors or officers of the Corporation. The aggregate amount of insurance purchased was $60,000,000, including defence costs, of which not more than $50,000,000 may be applied for the benefit of the Corporation. With respect to the Corporation, coverage is subject to a deductible of $1,000,000 for each loss with respect to securities claims and $500,000 for each loss in respect of all other claims for which the Corporation grants indemnification as permitted or required by law. No deductible is payable by any director or officer making a claim under the policy.

NORMAL COURSE ISSUER BID

On August 18, 2004, the Corporation filed a Notice of Intention to make a normal course issuer bid (the “Notice”) to permit repurchases of Common Shares through the TSX. On August 18, 2004, the TSX accepted the Notice in which the Corporation stated its intention to purchase for cancellation up to a maximum of 8,335,346 Common Shares, representing approximately 9.7% of the issued and outstanding Common Shares as of the date of the Notice. Pursuant to the terms of the bid, the Corporation may purchase Common Shares at such times, in such quantities and for such consideration as may be determined from time to time by the authority of Board of Directors, during the period commencing on August 20, 2004 and terminating on August 19, 2005. The purchases would be made on the open market at prevailing prices through the facilities of the TSX in accordance with the requirements of the TSX.

As of August 4, 2005, the Corporation had purchased no Common Shares under this bid.

A copy of the Corporation’s Notice of Intention to make a normal course issuer bid filed with the TSX is available to any shareholder of the Corporation, without charge, upon request to the Corporate Secretary of the Corporation at 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8 or by telephone at 905.475.0525.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors and management of the Corporation strongly believe that good corporate governance is vital to the effective and efficient operation of the Corporation. Good corporate governance demonstrates the Board’s ability to direct independently and evaluate the performance of the Corporation’s management as well as that of the Board members themselves. The TSX requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to guidelines for effective corporate governance published by the TSX (the “TSX Guidelines”). Such disclosure is attached to this Circular as Appendix A.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation who wish to submit a proposal for consideration at the Meeting must submit their proposal to the Corporation by May 6, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on the Corporation’s website at www.geac.com. Financial information is provided in the Corporation’s comparative consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended April 30, 2005.

In addition, copies of the Corporation’s most recent annual information form, together with any document incorporated therein by reference, the annual report, financial statements and MD&A and the management information circular, all as filed on SEDAR, may be obtained upon request to the Corporate

Secretary of the Corporation at 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8 or by telephone at 905.475.0525. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED the  4th day of August, 2005.

Craig C. Thorburn
Corporate Secretary

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

	TSX CORPORATE GOVERNANCE GUIDELINES	DOES THE CORPORATION ALIGN?	CORPORATE GOVERNANCE PRACTICES

(1)

The Board of Directors should explicitly assume responsibility for stewardship of the corporation, and as part of the overall stewardship responsibility, should assume responsibility for the following matters:

Yes

The Board of Directors is responsible for the stewardship of the business and affairs of the Corporation, and reviews, discusses and approves various matters related to the Corporation’s operations, strategic direction and organizational structure to ensure that the best interests of the Corporation and its stakeholders are being served. In so doing, the Board of Directors oversees the conduct of the business and supervises management, which is responsible for the day-to-day operation of the business. The Board has established a grant of authority that prescribes the limits of management’s authority beyond which Board approval must be obtained. The Board of Directors meets at regular quarterly intervals throughout the year. Additional meetings are held depending upon opportunities or issues to be dealt with by the Corporation from time to time. During the year ended April 30, 2005, the Board of Directors held twenty meetings.

	(a) adoption of a strategic planning process;	Yes

The President and Chief Executive Officer, with the active involvement of the Board of Directors, is responsible for ensuring that there are long-term goals and a strategic planning process in place for the Corporation. The Board of Directors has developed formal guidelines including the requirement that the Board approves all acquisitions with a purchase price in excess of $5 million. In addition, the Board reviews, at each regular quarterly meeting, each acquisition not requiring formal Board approval that has transpired during the previous quarter or is under active consideration. A budget for each fiscal year is reviewed and approved by the Board. Updates on industry trends, product strategies, new product developments, major new business and specific problems or action plans are presented by management and discussed as part of a management report at each regular quarterly Board meeting. On an annual basis, the Board of Directors and management meet together for a strategic planning session, where the Board of Directors reviews and approves a strategic plan. On an on-going basis, the Board of Directors monitors management’s success in implementing the strategies set out in the plan and provides guidance and judgment with respect to the evolving strategic plan.

(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes

The Board of Directors, through its Committees and as a whole, has a mandate to ensure that there are in place systems effectively to monitor and manage business risks, with a view to the long-term viability of the Corporation. By means of the strategic planning process, the internal audit function and regular Board meetings, the Board identifies and reviews with management the principal business risks and receives a report of management’s assessment of and proposed responses to those risks as they develop to ensure that all risks are being appropriately managed. The Audit Committee oversees the implementation and monitoring of systems put in place to deal with those risks.

(c) succession planning, including appointing, training and monitoring senior management;	Yes

The Corporate Governance and Nominating Committee ensures that succession planning takes place for the position of Chief Executive Officer and other senior executive positions. The Human Resources and Compensation Committee reviews, in conjunction with the Chief Executive Officer, and reports to the Board on the appropriateness of the succession planning of the Corporation for senior management other than the Chairman of the Board and the President and Chief Executive Officer.

The Board assists in identifying the skill sets necessary for management personnel planning and succession. The President and Chief Executive Officer reviews management succession and development with the Board as part of the annual compensation review. As appropriate, the Board will provide recommendations to the President and Chief Executive Officer on the addition of senior officers. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments. There is regular discussion between the Board, the Human Resources and Compensation Committee, the Chairman and the President and Chief Executive Officer with respect to the performance of the President and Chief Executive Officer and senior management in achieving the Corporation’s strategic objectives as jointly determined by the Board and management. The Board has a policy setting out what specific matters of a material nature must be brought by the President and Chief Executive Officer and management to the Board for its approval. Also, the Corporation maintains a policy of linking compensation at the corporate level to profitability in order to attract, retain and motivate skilled and entrepreneurial management to ensure that management performance bears a direct relationship to level of compensation.

	(d) a communications policy for the corporation; and	Yes

The Corporate Governance and Nominating Committee is responsible for ensuring that the Corporation has an acceptable policy for communications by the Corporation with its shareholders, the investment community, the media, governments and their agencies, employees and the general public. The Board has approved a disclosure policy and has mandated that management have in place a program to communicate effectively with the Corporation’s shareholders. This includes a clear and consistent explanation of the Corporation’s business strategies in its annual report, press releases covering significant business activities, information displayed through the Corporation’s web site and extensive presentations at each annual meeting of shareholders which explain the Corporation’s business results for the prior year and business objectives and strategies for the future. The Board of Directors is kept informed of any material issues of concern raised by shareholders and provides direction for action as required.

	(e) the integrity of the corporation’s internal control and management information systems.	Yes

The Board, through the Audit Committee, has mandated that effective systems be in place to monitor the integrity of the Corporation’s internal control and management information systems. The Board of Directors and the Audit Committee are responsible for the supervision of and the reliability of these accounting principles and practices, financial reporting and the disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to ensure compliance with applicable laws. During the fiscal year ended April 30, 2003, the Board of Directors established an internal audit function. The Director of Internal Audit reports directly to the Chairman of the Audit Committee.

(2)

The Board of Directors should be constituted with a majority of individuals who qualify as “unrelated” directors (independent of management and free from conflicting interest). If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

Yes

If the shareholders approve the nominees proposed for election as directors of the Corporation at the Meeting, the Board of Directors will consist of eight members. In the opinion of the Board of Directors, seven of the eight members of the proposed Board will qualify as “unrelated” directors. The Corporation does not have a significant shareholder within the meaning of the TSX Guidelines.

(3)

The Board of Directors will assess and disclose on an annual basis (i) whether the Board of Directors has a majority of unrelated directors, or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder, and (ii) the analysis of the application of the principles supporting this conclusion.

Yes

Seven of the eight directors on the Board, being Messrs. Allen, Friend, Jespersen, MacDonald, Marvin, Nelson and Sillcox, are viewed by the Board of Directors as unrelated directors, since their respective relationships to the Corporation are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with or compromise each director’s ability to act with a view to the best interests of the Corporation, other than interests arising from shareholding. Mr. Jones, President and Chief Executive Officer of the Corporation, is an inside director (i.e., a director who is an officer and/or employee of the Corporation or any of its affiliates) and is, by definition, a related director.

Except as set out above, during fiscal year 2005, unrelated directors and their associates: (i) were not employees of the Corporation or its subsidiaries; (ii) did not have a business relationship with the Corporation; and (iii) have not received remuneration from the Corporation or its subsidiaries (other than directors’ remuneration), which, in the case of (ii) or (iii), could reasonably be considered materially to interfere with the director’s ability to act in the best interests of the Corporation, and consequently are considered to be “unrelated” to the Corporation.

(4)

The Board of Directors should appoint a committee of directors, composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the Board of Directors and for assessing directors on an ongoing basis.

Yes

The Board of Directors appointed members to the Corporate Governance and Nominating Committee, which, among other things, has the mandate to identify, evaluate and, based on the results of the evaluation process, recommend qualified candidates for nominees to the Board of Directors. With the assistance of the Chairman of the Board, the Corporate Governance and Nominating Committee is also responsible for evaluating the performance of each director before recommending to the Board such director’s nomination for an additional term as director and recommend to the Board those members of the Board standing for re-election that the Committee determines are appropriate. The current members of the Corporate Governance and Nominating Committee are Thomas I.A. Allen, Q.C. (Chairman), David Friend, William G. Nelson and Robert L. Sillcox, all of whom are outside and unrelated directors. The Corporate Governance and Nominating Committee held three meetings during the fiscal year ended April 30, 2005.

(5)

The Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board of Directors as a whole, its Committees and the contribution of individual directors.

Yes

With the assistance of the Chairman of the Board, the Corporate Governance and Nominating Committee is responsible for conducting a performance evaluation of the Board to determine whether it and its Committees are functioning effectively. The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance to be discussed with the full Board.

The Corporate Governance and Nominating Committee has developed a process by which the effectiveness of the Board, its Committees and individual directors is reviewed by the Committee Chairman and the Chairman of the Board of Directors. A thorough review was conducted and the Board received and discussed a report thereon in the first quarter of the fiscal year ended April 30, 2005.

(6)	Every corporation should provide an orientation and education program for new recruits to the Board of Directors.	Yes

The Corporate Governance and Nominating Committee is responsible for ensuring the adequacy of the orientation and education program for new members of the Board. The Corporation considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance. In addition to extensive discussions with the Chairman of the Board and the President and Chief Executive Officer to assist new directors in contributing effectively from the commencement of their election by the shareholders, each new member is afforded opportunities to meet with senior management and operational personnel and to visit the Corporation’s facilities. Each new member is also provided with extensive background documentation on the Corporation and its operations. It is the intention of the Board of Directors that, as and when a new nominee is identified, it will ensure that a full program of orientation and education is provided for the nominee, including (but not limited to) provision of a corporate history overview, including copies of past minutes of meetings of the Board of Directors for the past three years, as well as information regarding the Corporation’s business and operations.

(7)

Every Board of Directors should examine its size, with a view to determining the impact of the number upon effectiveness, and where appropriate, undertake a program to reduce the number of directors to a number which facilitates more effective decision-making.

Yes

With the assistance of the Chairman of the Board, the Corporate Governance and Nominating Committee is responsible for assessing, at least annually, the effectiveness of the Board as a whole and its Committees, including considering the appropriate size of the Board and its Committees to ensure that they are the optimum size for decision-making. The Corporate Governance and Nominating Committee has considered the size of the Board and the impact of the number of directors upon effectiveness and believes that the current size facilitates direct and immediate communication between the directors and management and permits individual directors to involve themselves directly in specific matters where their personal inclination or experience will assist the Board and management in dealing with specific issues.

(8)

The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Yes

The Human Resources and Compensation Committee periodically makes recommendations to the full Board regarding the cash compensation, long-term incentives and other remuneration, if any, to be paid to the directors, the Chairman of the Board and the Chairmen of the Committees with the aim of ensuring that such compensation realistically reflects the responsibilities and risks of being an effective director.

The Human Resources and Compensation Committee is composed of three members, all of whom are outside and unrelated directors. The members of the Human Resources and Compensation Committee are C. Kent Jespersen, Pierre MacDonald (Chairman) and Michael D. Marvin. The Human Resources and Compensation Committee met a total of ten times during the fiscal year ended April 30, 2005.

(9)	Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes

The Board of Directors currently has three Committees: Audit, Corporate Governance and Nominating, and Human Resources and Compensation. Set out herein is a description of each Committee, its respective mandate and activities. All of the members of these Committees are outside and unrelated directors.

(10)	The Board of Directors should expressly assume responsibility for, or assign to a committee of directors, general responsibility for developing the corporation’s approach to governance issues.	Yes

The Corporate Governance and Nominating Committee ensures that an effective and efficient approach to corporate governance of the Corporation is developed and implemented. With the assistance of the Chairman of the Board, the Corporate Governance and Nominating Committee assesses the effectiveness of corporate governance and makes recommendations to the full Board. The Corporate Governance and Nominating Committee’s mandate includes: reviewing, examining and reporting on corporate governance issues in accordance with TSX requirements; overseeing and ensuring compliance with all corporate governance practices; reviewing, evaluating and periodically recommending to the Board a Statement of Corporate Governance Practices and a Code of Ethics and Business Conduct and monitoring compliance with same; identifying and proposing new nominees to the Board; and ensuring that the Board has implemented an appropriate orientation program for new recruits to the Board to familiarize them with the Corporation.

(11)

The Board of Directors, together with the Chief Executive Officer, should develop position descriptions for the Board of Directors and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities. The Board of Directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

Yes

The Board of Directors has established a mandate and position description that outlines the Board’s obligations in respect of its strategic planning process, risk management, corporate communications and integrity and control of internal management systems.

Management is responsible to the Board of Directors for the day-to-day operations of the Corporation and for the implementation of approved corporate objectives and strategic business plans within the context of authorized budgets, specific delegations of authority for various matters and corporate policies and procedures. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation. Any responsibility that is not delegated to senior management or to a Committee remains with the Board.

The Board of Directors sets objectives for the President and Chief Executive Officer and reviews performance against those objectives at least annually. These objectives include the general mandate to implement the approved corporate objectives and the strategic business plan. Additional information is provided above in reference to Guideline (1). The Human Resources and Compensation Committee is responsible for annually determining performance goals and criteria for the Chief Executive Officer and evaluating the performance of the Chief Executive Officer against such goals and criteria.

(12)	The Board of Directors should have in place appropriate structures and procedures to ensure that the Board of Directors can function independently of management.	Yes

The Corporate Governance and Nominating Committee is responsible for recommending procedures to permit the Board to function independently of management, including procedures to permit the Board to meet on a regular basis without management present. The positions of Chairman of the Board and Chief Executive Officer are held by different individuals. Unrelated directors conduct an in camera session at which only unrelated directors are present at the commencement of each quarterly Board meeting. In addition, the Chairman of the Board will ask management directors and other non-directors present to excuse themselves from Board meetings when determined to be appropriate by the unrelated directors. When considered advisable, the unrelated directors will also convene a meeting that does not include management representatives.

(13)

The Audit Committee of the Board of Directors should be composed only of outside directors and should have (i) specially defined roles and responsibilities; (ii) direct communication channels with the internal and external auditors; and (iii) duties that include oversight responsibility for management reporting on internal control.

Yes

The Audit Committee of the Board of Directors is composed of five members, all of whom are outside and unrelated directors.

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for the Corporation’s accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, reviewing the adequacy of the system of internal controls, reviewing any relevant accounting, financial and securities regulatory matters, reviewing the management of corporate risks and recommending the appointment of external auditors. The Audit Committee also facilitates communication between the Board of Directors and the Corporation’s external auditors. The Audit Committee meets quarterly with management and separately, with or without external auditors, as required. The external auditors report and are accountable directly to the Audit Committee, as representatives of the Corporation, and not to management. The Audit Committee has direct communication with both internal and external auditors. The Audit Committee is responsible for overseeing the work of the Corporation’s external auditors for the purpose of preparing or issuing an audit report or related work, including the resolution of disagreements between management and the external auditors regarding financial reporting.

The members of the Audit Committee are Thomas I.A. Allen, Q.C., C. Kent Jespersen, Pierre MacDonald, William G. Nelson and Robert L. Sillcox (Chairman). The Audit Committee held five meetings in fiscal year 2005.

(14)	The Board of Directors should implement a system which enables an individual director to engage an outside advisor at the corporation’s expense, in appropriate circumstances.	Yes

The Corporate Governance and Nominating Committee is responsible for considering and, if thought fit, approving requests from directors for the engagement of special outside advisors from time to time (in addition to any right that a director may have to engage outside advisors under general corporate law).

Questions and Further Assistance

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder Communications Canada Inc., the Corporation’s proxy solicitation agent, at:

100 University Avenue

11th Floor, South Tower

Toronto, Ontario M5J 2Y1

North American Toll Free Number: 1-866-765-7561